FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2012
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

JAVER AND ICA ANNOUNCE LANDMARK AGREEMENT

TO COMBINE HOUSING BUSINESSES IN MEXICO

Monterrey and Mexico City, December 3, 2012 - Servicios Corporativos Javer S.A.P.I. de C.V., (“Javer”), one of the largest privately-owned housing development companies in Mexico, and Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, procurement and infrastructure company in Mexico, today announced that they have entered into a definitive agreement to combine their homebuilding assets in Mexico, creating the second largest homebuilder in the Infonavit system. Javer will acquire the assets and operating liabilities related to 20 affordable housing development projects being developed by ICA through its ViveICA subsidiary in exchange for newly issued shares of stock representing a 23% ownership interest in Javer, plus the refinancing of Ps. 600 million of associated project debt.

The 20 housing developments could contribute up to 7,000 units annually to Javer´s operations and include land reserves for more than 40,000 units. The addition of ViveICA’s developments and land reserves will add six new cities in five states to Javer’s market presence, and strengthen its position in its core markets in northern and western Mexico.

ICA will become Javer’s third largest shareholder, with two board seats.  Diego Quintana, ICA’s Vice President for Strategic Alliances, will become Co-Chairman of Javer’s Board of Directors.  ICA will have shareholder rights similar to those currently held by other Javer shareholders. Javer’s senior management team will remain in place and will lead the effort to integrate ViveICA employees and operations under the Javer umbrella.

Alonso Quintana, ICA’s Chief Executive Officer, said, “By combining our housing operations, Javer and ICA will have the critical mass to realize economies of scale and pursue expanded marketing initiatives, with a broader geographic presence. Joining forces with Javer provides ICA with the most compelling opportunity to unlock the value of our existing affordable housing assets, while ICA continues to focus its resources on the opportunities in our construction and infrastructure operations businesses. We are confident that the new Javer will be the ‘best-in-class’ player in the industry, with a superior management team and strong shareholders. This is one of our key strategic initiatives to continue creating value for ICA’s shareholders.”

Roberto Russildi, Javer’s Chief Executive Officer, commented, “This transaction immediately brings Javer the necessary scale that our strategy calls for over the next three years.  As a result, Javer will be able to reinforce and fine tune its product and market mix to improve margins and returns, rather than investing in land for additional growth in a mature market.  Javer believes that the synergy of Javer’s working capital and sales model with ViveICA’s technical and construction prowess to the combined development pipeline will result in important improvements to the profitability of the resulting business.  Furthermore, the geographic and market diversification achieved through this transaction will help make Javer’s portfolio more defensive.  Javer is excited with regard to the quality and skills of the team of people that will join the Javer organization. This transaction is unquestionably a major milestone in our Company’s history, and I’m convinced that the new Javer will be in a prime position to leverage a tremendous amount of value given the opportunities presented to us in this challenging market environment.”

The new Javer will have an improved credit profile as the contribution of ViveICA assets and EBITDA generating capacity more than offsets the project related debt that is being assumed and refinanced. Javer is currently in the process of securing a term loan that will help refinance the Ps. 600 million project debt upon the closing of the transaction. In addition, Javer expects the new company to be cash flow positive from the date of closing, since the land reserves acquired will free up capital that otherwise would be invested in land.  Pro forma annualized sales will be approximately Ps. 7,600 million, with volume of 25,000 housing units, and land reserves equivalent to approximately 160,000 units.

The transaction is contingent upon a number of customary closing conditions and regulatory approvals and is expected to close by the end of the first quarter of 2013.

The following map shows Javer’s current geographic footprint (in red) and the new states where the Company will have presence after the transaction (in blue):

Javer Market Area

Javer’s management will host a conference call to discuss the details of this transaction with its bondholders and analysts TODAY, Monday, December 3, 2012 at 11:00 a.m. Eastern Time/10:00 a.m. Mexico/Monterrey Time.

To access the call, please dial: 1-800-311-9401 (U.S. Participants) 1-334-323-7224 (Outside of U.S.) Passcode:  2366

There will be a replay for this call available until Thursday, December 6, 2012 at 11:59 am ET.  To access the replay, please dial:  1-877-919-4059 (U.S. Participants) or 1-334-323-7226 (Outside of U.S.).  The passcode is: 39799342

About Javer

Servicios Corporativos Javer S.A.P.I. de C.V. is one of the largest privately-owned housing development companies in Mexico, specializing in the construction of low-income, middle income and residential housing in the Northern region of Mexico. The Company, which is headquartered in the city of Monterrey, in the state of Nuevo Leon, began operations in 1973 and is the region’s leading housing developer in terms of units sold, the second-largest supplier of Infonavit homes in the country, and has a 15% market share in the state of Nuevo Leon. The Company operates in the states of Nuevo Leon, Aguascalientes, Tamaulipas, Jalisco, Queretaro, and State of Mexico.

During 2011, the Company reported revenues of Ps. 4,718.9 million (US$ 337.5 million) and sold a total of 16,339 units.

About ICA

Empresas ICA, S.A.B. de C.V. is Mexico's largest construction and infrastructure operations company. Founded in 1947, ICA’s principal lines of business are civil and industrial construction and engineering; infrastructure operations, including airports, toll roads, and water systems; and homebuilding. For more information visit: www.ica.com.mx/ir.

Investor Relations Contacts: Javer Eugenio Garza y Garza, CFO Tel: +52 81 1133-6684 eugenio.garza@javer.com.mx	ICA Victor Bravo, CFO victor.bravo@ica.mx

Veronica Lozano, Investor Relations Tel. +52 (81) 1133-6699 Ext. 6515 vlozano@javer.com.mx	Luz Montemayor, Investor Relations Tel: +52 55 5272-9991 ext. 3692 luz.montemayor@ica.mx

This press release may contain projections or other forward-looking statements that reflect Javer’s and ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws that could affect business operations, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Other factors as regards ICA include those set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to Javer and ICA on the date hereof, and neither Javer nor ICA assumes any obligation to update such statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2012
Empresas ICA, S.A.B. de C.V.
/s/ ALONSO QUINTANA KAWAGE
Name: Alonso Quintana Kawage
Title: Chief Executive Officer